

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Paul Berns
Chief Executive Officer
Neumora Therapeutics, Inc.
65 Grove Street
Watertown, Massachusetts 02472

  Re: Neumora Therapeutics, Inc.
    Draft Registration Statement on Form S-1
    Submitted November 8, 2021
    CIK No. 0001885522

Dear Mr. Berns:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 8, 2021

Summary, page 1

1. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by polysomnographic measures and allosteric modulators.

2. Please expand your disclosure in the Summary to clarify that you have licensed certain product candidates and from whom the product was licensed. For example, we refer to your disclosure on page F-19 and elsewhere that your NMRA-140 and NMRA-511 product candidates are licensed from The Scripps Research Institute in connection with your acquisition of BlackThorn Therapeutics, Inc.

Summary

Our Precision Neuroscience Pipeline, page 3

3.   We note the inclusion of five discovery stage programs in your pipeline table. Given the early stage of development of these programs, please explain why these programs are sufficiently material to your business to warrant inclusion in your Summary pipeline table. If they are material, please expand your disclosure in the Business section to provide a more fulsome discussion of these programs, including a description of preclinical studies or other development activities conducted. Alternatively, please remove any programs that are not currently material from your pipeline table.

4.   Please enlarge your pipeline table on pages 3, 117, and 129 to ensure all text is legible.

We contract with third parties for the manufacture of our product candidates..., page 50

5.   You disclose on page 50 that you rely on certain single-source suppliers for the raw materials for your product candidates. Please expand your disclosure under an appropriate heading in the Business section to identify the suppliers on which you rely and the material terms of your agreements with such parties. Refer to Item 101(h)(4)(v) of Regulation S-K.

Industry and Market Data, page 85

6.   We note your statement cautioning investors not to give undue weight to assumptions and estimates in your prospectus and that such information is inherently imprecise. These statements may imply an inappropriate disclaimer of responsibility with respect to third party information; therefore, please either remove the potential disclaiming language or clearly state in this section that you are liable for such information.

Use of Proceeds, page 86

7.   We note the paragraph at the bottom of page 86 regarding the uncertainty surrounding your potential use of proceeds and the "significant discretion and flexibility" management will have in applying the proceeds from the offering. In relation to the first bullet point listed in the intended uses, please either confirm in your response that the company is unable to provide more granular detail regarding the allocation of proceeds to the product candidates listed in its pipeline table, or revise this section to provide such specific information.

Business, page 115

8.   Please clarify the meaning of scientific or technical terms the first time they are used in the Business section in order to ensure that all investors will understand the disclosure. For example, please briefly explain what you mean by alpha, beta and theta bands, anxiolysis, galvanic skin response, pharmaco-fMRI, monoamine signaling molecule, phosphorylation, nanomolar, inflammasome, microglia, and alpha-synuclein.

9.   For each of the preclinical trials and rat and human studies discussed in this section for your product candidates starting on page 130, including those conducted by third parties, please expand your disclosure to clarify the scope, size, design and whether the studies were powered to show statistical significance.

NMRA-140 (KOR), page 129

10.   Please expand on the significance of the SAD and MAD portions of the Phase 1 trial for NMRA-140 and briefly discuss the meaning of the "food effect" assessed in the SAD portion of the Phase 1 trial.

NMRA-511, page 133

11.   We note your disclosure on page 133 relating to the limitations of existing first-line anxiety treatments and second-line treatments such as benzodiazepines. Please clarify whether your NMRA-511 as an investigational small molecule antagonist is also intended to be a first- or second-line treatment for the treatment of neuropsychiatric disorders.

NMRA-094, page 135

12.   We note your reference to Graph (A) and Graph (B) on page 136. Please clearly label the graphics accordingly and ensure all text is legible.

Patent Portfolio, page 142

13.   We refer to your disclosure relating to the NMRA-140 patent families in your molecule patent portfolio. Please clarify your disclosure of the patents and patent applications that comprise the patent family you co-own with TSRI. Please also disclose the applicable jurisdictions of the issued foreign patents and foreign pending patent applications related to the NMRA-140, NMRA-511 and NMRA-094 product candidates.

14.   You disclose on page 143 that your precision neuroscience platform patent portfolio is comprised of eight issued U.S. patents, three issued foreign patents and additional pending U.S. and foreign pending applications. Please revise to clarify the number of patents and patent applications related to each of the multimodal processes and Syllable portfolio and the applicable jurisdictions of the issued foreign patents and foreign pending patent applications.

15. We note your disclosure on page 143 relating to your biomarker patent portfolio. Please revise to specify the number of patents or patent applications in this patent portfolio, whether they are owned or licensed, the expiration dates and identification of applicable jurisdictions of foreign patents and pending applications, as applicable.

In-Licensing and Collaboration Agreements, page 144

16. We note your disclosure on pages 97 and F-22 that you acquired Propellex Bio, Inc. (Propellex) to gain access to the rights granted to Propellex under an exclusive license with TSRI (2020 TSRI License Agreement) related to preclinical molecules for the treatment of Parkinson's disease and other neurogenerative diseases. You also disclose on pages F-23 and F-28 that while you have terminated all efforts related to the Propellex IPR&D program as of April 2021, the 2020 TSRI License Agreement has not been terminated. Please discuss the 2020 TSRI License Agreement in this section, including the material terms of the agreement and the extent to which the licensed rights under the agreement relate to your NMRA-NLRP3 and NMRA-GCase programs for the treatment of Parkinson's disease. Please file the 2021 TSRI License Agreement and the Harvard License Agreement as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

17. We refer to your disclosure relating to the exclusive CK1 License and GCase License Agreement with Amgen. Please disclose when the last-to-expire licensed patent is scheduled to expire and the aggregate amounts paid or received to date (including the payment of any up-front, execution fees or annual license fees) under the CK1 License and GCase License Agreement with Amgen, the 2015 TSRI License Agreement, and the Harvard License Agreement.

18. Please revise your disclosure relating to the research collaboration agreement with Amgen to discuss the scope of the intellectual property, such as the product candidates the collaboration agreement relates to, as well as the aggregate amounts paid or received to date (including the payment of any up-front or execution fees).

Principal Stockholders, page 184

19. In footnote 4 to the table, please identify the natural persons who are the beneficial owners of the shares held by SVF II AIV (DE) LLC.

General

20. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Phillip Stoup, Esq.